January 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman and Mr. Andrew Blum

RE:	Cemex, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2022

File No. 1-14946

Ladies and Gentlemen:

In response to your request raised on a telephonic meeting between Cemex, S.A.B. de C.V. (“Cemex” or the “Company”) and members of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) that occurred on January 18, 2024, Cemex makes the following representation regarding its 5.125% Subordinated Notes with no fixed maturity issued in 2021 (the “Notes”). The Notes do not contain a maturity or repayment date, a mandatory redemption date or a sinking fund provision. The Notes are not redeemable at the option of the holders of the Notes (the “Noteholders”). The Notes do not have the benefit of standard debt covenants. There are no defaults or events of default under the Notes and there are no cross defaults under the Notes. In other words, the Notes do not include an event of default relating to a payment or covenant default with respect to other indebtedness, or acceleration of any other indebtedness.

Additionally, the Company maintains control at all times of its ability to satisfy any of its obligations as they become due and all such obligations are currently satisfied in the ordinary course of business. In the event that the Company were to face any future distress and as a consequence anticipates an inability to satisfy its obligations to creditors as they come due, it will be entirely within the control of the Company to commence insolvency proceedings (Concurso Mercantil) under the laws of Mexico or Chapter 11 proceedings under U.S. bankruptcy laws in order to protect the Company. This control is critical because in the event of a voluntary filing under Chapter 11 in the U.S., the immediate institution of the automatic stay would preclude all other parties from commencing involuntary bankruptcy proceedings against Cemex. Similarly, in the event of the commencement of a Concurso Mercantil in Mexico, Cemex could seek recognition of such proceedings in the U.S. under Chapter 15, as well as the extension of the automatic stay to preclude any involuntary proceeding.

In particular, Cemex would use the fact that it is a company organized and existing under the laws of Mexico, that Cemex’s main corporate offices and senior management reside in Mexico and that it has equity and debt securities listed in Mexico, to commence insolvency proceedings under bankruptcy laws in Mexico (Ley de Concursos Mercantiles). Under Mexican law, the requirement that the principal amount of the Notes and any accrued and unpaid interest thereon becoming immediately “due and payable” in case of a “Bankruptcy Event” (as defined in the indenture governing the Notes) operates solely to (i) establish a monetary amount to the noteholders’ claims and (ii) allow the noteholders to participate and be represented in the reorganizational phase of the proceedings. In other words, Cemex, as a matter of Mexican law, would not have any obligation to pay the Noteholders because in such phase it is under Cemex’s control to agree, or decline to agree, to a proposed plan or reorganization. The commencement by the Company of insolvency proceedings under U.S. bankruptcy laws would not give rise to the Notes becoming due and payable under the terms of the indenture governing the Notes, and hence the Notes would continue to be perpetual instruments and would be treated similar to common equity, but would have a preference to common equity in a liquidation scenario.

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission January 24, 2024 Page 2

Because of the above, it is the Company’s conclusion that there is no circumstance which is outside the Company’s control where the Company would be required to make a payment to Noteholders.

Based on the above legal considerations, our accounting analysis under IAS 32, Financial Instruments: Presentation (“IAS 32”) can be summarized as follows:

•

The notes do not meet the definition of a financial liability according to paragraph 11 of IAS 32 considering that the Notes include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. This is because:

•	The Subordinated Noteholders have agreed to the deferral of interest and principal so Cemex has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

•

Cemex controls at all times any payments to be made to the Noteholders, even in the event of bankruptcy under either the laws of Mexico (Ley de Concursos Mercantiles) or U.S. bankruptcy laws (Chapter 11); and

•

The Notes represent equity instruments because contractually they evidence a residual interest in the assets of the entity after deducting all of its liabilities. The only requirement to settle the Notes would be in liquidation, which IAS 32.25(b) indicates is akin to an equity instrument, rather than a financial liability.

*  *   *  *

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission January 24, 2024 Page 3

If you should have any questions about this letter or require further information, please contact Jaime Leal Ammler (Cemex Accounting Technology Director—Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Gregory A. Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP) at +1 (212) 735-2918.

Very truly yours,

By:	/s/ Maher Al-Haffar
Name:	Maher Al-Haffar
Title:	Executive Vice President of Finance and Chief Financial Officer

cc:	Jaime Leal Ammler, Cemex Accounting Technology Director – Controllership

Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com